THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 17, 2012

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Infinity Oil & Gas Company
Form S-1 Registration Statement
File No. 333-183886

Dear Mr. Schwall:

  In response to your letter of comments dated October 10, 2012, please be advised as follows:

General

1.           The following disclosure has been provided in the Business section of the registration statement and reflects the Company’s position regarding the “Blank Check” issue:

We are not a blank check corporation.   Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”  We have a specific plan and purpose.  Our business purpose is to engage in oil and gas exploration.  Our specific plan is to acquire an oil and gas lease and drill one well on the lease.  The fact that we have not selected our initial property is not relevant or material to the issue of being a blank check corporation.  In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed, but the specific investment properties are unidentified ...  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”   If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.  Accordingly, we are not a blank check company.

2.           The disclosure you have requested has been provided and the information has been revised as requested.

Risk Factors

3.           The disclosure has been revised to be consistent.

4.           There are no materials other than the prospectus.  There are no research reports.  No broker dealers are participating in the offering.

Mr. H. Roger Schwall
Securities and Exchange Commission
RE:	Infinity Oil & Gas Company
Form S-1 Registration Statement
File No. 333-183886
October 17, 2012
Page 2

5.           The registration statement has been revised to make sure the information is current, accurate and complete.  The specific items you listed have been addressed as well as others.

Risk Factors

6.           The risk factors have been revised as requested.

7.           Language has been included throughout the amended registration statement to clearly state the Company does not own any property or have any operations other than starting up the business.

Management

8.           Ms. Sytner’s biographical information has been revised as requested and additional information regarding her appointment as a director.

Financial Statements

9.           The information requested has been provided and include in the Notes to the financial statements.

Exhibits

10.         The agreement to repay Ms. Sytner has been filed as Exhibit 10.1.

Exhibit 23.1

11.         A new auditor’s consent has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Infinity Oil & Gas Company